Exhibit 4.4

TERM SHEET FOR
8% SECURED CONVERTIBLE PROMISSORY NOTE

ISSUER:	Fittipaldi Logistics, Inc., a Nevada corporation (the “Company”)

PURCHASER:	State Petroleum Distributors, Inc. (the “Investor”)

AMOUNT:	US $100,000

TERM:	One year

INTEREST:	8% simple interest per annum shall accrue and become due on the maturity or redemption date of the Note and shall be payable, at the Company’s discretion, in cash or shares of the Company’s common stock. If interest is paid with common stock, then the price per share used in determining the number of shares to issue shall be the average closing price of the common stock for the ten trading days immediately preceding the maturity or redemption date.

CONVERSION:	The Investor shall have the right, at any time, to convert up to the outstanding balance of the Note, and accrued interest thereon, into shares of the Company’s Common Stock at a conversion price of $0.025 per share.

RIGHT OF 1ST REFUSAL:	Until such time as the Note, and accrued interest thereon, has been paid in full, Investor shall have a right of first refusal to purchase CXT on the same terms and conditions as may be offered by any other party.

MERGER/ACQUISITION:	In the event that a merger or acquisition between the Company and the Investor (the “Combined Company”) occurs prior to the maturity date of the Note, then the Note, and accrued interest thereon, shall be paid from the proceeds of the first funding of the Combined Company.

OPTION:	If a merger or acquisition between the Company and the Investor and the funding of the Combined Company does not occur by December 31, 2007, then the Investor shall have an option to purchase CXT for either a) the forgiveness of the Note and accrued interest thereon and $900,000 paid on December 31, 2007 or b) the forgiveness of the Note and accrued interest thereon, $400,000 paid on December 31, 2007 and $1,000,000 to be paid $50,000 on the first of each month for 20 months commencing on February 1, 2008.

REDEMPTION:	The Company shall have the right, in its sole discretion, to prepay up to the full amount of the Note, and accrued interest thereon, at any time without penalty by providing the Investor at least five business days notice of its intention, during which time the Investor may exercise its conversion rights.

CLOSING DATE:	As soon as possible, but not later than September 27, 2007 unless extended by the Company, in its sole discretion.

I/WE HEREBY DESIRE TO PURCHASE THE COMPANY’S $100,000 NOTE AS DESCRIBED HEREIN.

INVESTOR:	STATE PETROLEUM DISTRIBUTORS, INC.	FITTIPALDI LOGISTICS, INC.

BY:	X_/s/ Robert Lambert	BY: /s/ Richard Hersch_________________

PRINTED NAME:	Robert Lambert_	PRINTED NAME:	_Richard Hersch__
TITLE:	President/CEO__	TITLE:	_Chairman_______
DATE:	April 26 , 2007	DATE:	_September 27__, 2007